

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

<u>Via Facsimile</u>
Steven H. Pruett
Chief Financial Officer
Legacy Reserves LP
303 W. Wall, Suite 1400
Midland, Texas 79701

      Re: **Legacy Reserves LP**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 4, 2011
               File No. 001-33249

Dear Mr. Pruett:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Ethan Horowitz

                        Ethan Horowitz
                        Branch Chief